Exhibit 12

EXHIBIT 12:	COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS
(dollars in thousands)

	For the Year Ended December 31,

	2001	2000	1999	1998	1997

INCLUDING INTEREST ON DEPOSITS
Earnings:
Income before income taxes	$2,715,210	$2,120,407	$1,654,964	$1,254,065	$1,022,108
Fixed charges	1,826,355	1,702,953	1,341,993	1,238,596	1,035,069
Interest capitalized during period, net of amortization of previously capitalized interest	(6,334)	(3,490)	(2,949)	(5,400)	(4,967)

Earnings, for computation purposes	$4,535,231	$3,819,870	$2,994,008	$2,487,261	$2,052,210

Fixed Charges and Preferred Stock Dividend Requirements:
Interest on deposits, short-term borrowings, and long-term debt and bank notes, expensed or capitalized	$1,820,967	$1,695,735	$1,331,860	$1,229,503	$1,023,765
Portion of rents representative of the interest factor	5,388	7,218	10,133	9,093	11,304

Fixed charges	1,826,355	1,702,953	1,341,993	1,238,596	1,035,069
Preferred stock dividend requirements	22,663	23,706	23,123	23,089	32,065

Fixed charges and preferred stock dividend requirements, including interest on deposits, for computation purposes	$1,849,018	$1,726,659	$1,365,116	$1,261,685	$1,067,134

Ratio of earnings to combined fixed charges and preferred stock dividend requirements, including interest on deposits	2.45	2.21	2.19	1.97	1.92
EXCLUDING INTEREST ON DEPOSITS
Earnings:
Income before income taxes	$2,715,210	$2,120,407	$1,654,964	$1,254,065	$1,022,108
Fixed charges	381,649	442,378	422,567	422,492	341,149
Interest capitalized during period, net of amortization of previously capitalized interest	(6,355)	(3,511)	(2,970)	(5,421)	(4,988)

Earnings, for computation purposes	$3,090,504	$2,559,274	$2,074,561	$1,671,136	$1,358,269

Fixed Charges and Preferred Stock Dividend Requirements:
Interest on short-term borrowings and long-term debt and bank notes, expensed or capitalized	$376,261	$435,160	$412,434	$413,399	$329,845
Portion of rents representative of the interest factor	5,388	7,218	10,133	9,093	11,304

Fixed charges	381,649	442,378	422,567	422,492	341,149
Preferred stock dividend requirements	22,663	23,706	23,123	23,089	32,065

Fixed charges and preferred stock dividend requirements, excluding interest on deposits, for computation purposes	$404,312	$466,084	$445,690	$445,581	$373,214

Ratio of earnings to combined fixed charges and preferred stock dividend requirements, excluding interest on deposits	7.64	5.49	4.65	3.75	3.64

The ratio of earnings to combined fixed charges and preferred stock dividend requirements is computed by dividing (i) income before income taxes and fixed charges less interest capitalized during such period, net of amortization of previously capitalized interest, by (ii) fixed charges and preferred stock dividend requirements. Fixed charges consist of interest, expensed or capitalized, on borrowings (including or excluding deposits, as applicable), and the portion of rental expense which is deemed representative of interest. The preferred stock dividend requirements represent the pretax earnings which would have been required to cover such dividend requirements on the Corporation’s preferred stock outstanding.